Anthracite Capital, Inc.

40 East 52nd Street

New York, NY 10022

June 13, 2008

BY EDGAR

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Re:	Anthracite Capital, Inc.

Registration Statement on Form S-3 (File No. 333-151400)

Dear Sir:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-151400), as amended by Amendment No. 1, filed on June 13, 2008, be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. Eastern Daylight Time on June 17, 2008 or as soon as practicable thereafter.

We hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (212) 810-3340 and that such effectiveness also be confirmed in writing.

Very truly yours,

Anthracite Capital, Inc.

By:	/s/ James J. Lillis
Name: James J. Lillis Title: Chief Financial Officer and Treasurer